UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 9, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lindblad Expeditions Holdings, Inc.

File No. 001-35898 - CF#36025

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Lindblad Expeditions Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.36 to a Form 10-K filed on March 2, 2018, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 10-Q filed on May 3, 2018.

Based on representations by Lindblad Expeditions Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 to Form 10-Q filed May 3, 2018	through January 21, 2022
Exhibit 10.36 to Form 10-K filed March 2, 2018	through January 21, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary